June 27, 2013

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Sauer Energy Inc.

I was previously the independent registered public accounting firm for Sauer Energy Inc. Under the date of November 12, 2012, I reported on the financial statements of Sauer Energy Inc. as of August 31, 2012, and 2011, and for each of the two years ended August 31, 2012, and 2011, and for the period from August 7, 2008, (inception) to August 31, 2012.

Effective June 21, 2013, I was dismissed as the independent registered public accounting firm. I have read Sauer Energy Inc.’s disclosures included in Item 4.01 “Changes in Registrant’s Certifying Accountant” onSauer Energy Inc.’s Form 8-K dated June 27, 2013, to be filed with the Securities and Exchange Commission and I agree with such statements as they pertain to John Kinross-Kennedy.

Very truly yours,

/s /

John Kinross-Kennedy